Exhibit 11

CT COMMUNICATIONS, INC.
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Computation of share totals used in computing earnings per share:
Basic weighted average number of shares outstanding	18,877	18,765	18,862	18,740
Incremental shares arising from outstanding stock options	177	88	148	51

Total weighted average number of diluted shares outstanding	19,054	18,853	19,010	18,791

Income from continuing operations	$2,471	$3,149	$10,072	$16,413

Loss from discontinued operations	—	—	—	(424)

Net income	$2,471	$3,149	$10,072	$15,989

Net income for common stock	$2,466	$3,144	$10,057	$15,974

Basic earnings (loss) per share:
Continuing operations	$0.13	$0.17	$0.53	$0.88
Discontinued operations	—	—	—	(0.02)
Net income for common stock	0.13	0.17	0.53	0.85
Diluted earnings (loss) per share:
Continuing operations	$0.13	$0.17	$0.53	$0.87
Discontinued operations	—	—	—	(0.02)
Net income for common stock	0.13	0.17	0.53	0.85